Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES AUTOMATIC PURCHASE PLAN

HAMILTON, Bermuda, June 29, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that, in connection with Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) previously announced normal course issuer bid program, BRP Equity has entered into an automatic purchase plan with its designated broker to allow for purchases of its Series 1 Class A Preference Shares, Series 2 Class A Preference Shares and Series 3 Class A Preference Shares. The plan will commence on July 1, 2015 and terminate on August 6, 2015.

From time to time, when BRP Equity does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of preferred shares at times when BRP Equity ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with BRP Equity’s broker will be adopted in accordance with the requirements of applicable Canadian securities laws. The series of preferred shares subject to an automatic purchase plan may vary. Outside of these periods, preferred shares will be repurchased in accordance with management’s discretion, subject to applicable law.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Investor and Media Relations
Brookfield Renewable Energy Partners
Tel: (416) 359-1955
zev.korman@brookfield.com